FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Terra Tender Offer -suits	3

In answer to the information requested by the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores), Telefónica, S.A. would like to announce that:

The Company has been made aware of the presenting of two collective suits against it in the United States, regarding the acquisition offer for Terra Networks, S.A. shares, for which authorisation was requested from the Spanish National Securities Market Commission on May 28th. Telefónica was formally informed of the first of these suits on June 5th, 2003, but of the second, no official information has been received, to date, by the Company.

Despite the fact that Telefónica, S.A. did not consider this information to be of relevance for the market, applying article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores), it has included a reference to this matter within the detailed information on lawsuits and legal proceedings set forth in the annual report on Form 20-F, registered in the United States on June 30th of this year. This information will also be included in the corresponding continuous informative prospectus currently being verified by the Spanish National Securities Market Commission.

Madrid, July 16th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 16th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors